SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act 1934

Report on Form 6-K dated May 24, 2018

BT Group plc

(Translation of registrant’s name into English)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

Enclosure: Notice of meeting 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

By:	/s/ Dan Fitz
Name: Dan Fitz
Title: Company Secretary

Date: May 24, 2018

2

Making it happen

BT Group plc

Notice of meeting 2018

Welcome to the BT Group plc

Notice of meeting 2018

We will hold our AGM at

the Edinburgh International Conference Centre, The Exchange, 150 Morrison Street, Edinburgh EH3 8EE at 10:30am on Wednesday

11 July 2018

This document is important and requires your immediate attention. Please read it straight away.

If you have any doubts about what action you need to take, you should consult your authorised financial adviser. If you have sold or transferred all of your shares, you should pass this booklet and accompanying documents to the person through whom you sold or transferred them, to forward to the purchaser or transferee.

In this document, references to ‘BT Group’, ‘BT’, ‘the group’, ‘the company’, ‘we’ or ‘our’ are to BT Group plc (which includes the activities of British Telecommunications plc) and its subsidiaries and customer facing units, internal service unit, or any of them as the context may require.

A reference to a year expressed as 2017/18 is to the financial year ended 31 March 2018 and a reference to a year expressed as 2018 is to the calendar year. This convention applies similarly to any reference to a previous or subsequent year. References to ‘this year’, ‘the year’ and ‘the current year’ are to the financial year ended 31 March 2018. References to ‘last year’ and ‘the prior year’ are to the financial year ended 31 March 2017.

Contents
Chairman’s letter	1
Board of Directors	4
Notice of meeting	7
AGM information	14

  Throughout the

  Notice look out

  for this.

   Further reading online

Chairman’s letter

“My first impressions of BT are that we have great strength in our assets, people and capabilities, and this positions us well to deal with the challenges and opportunities ahead.”

Strong first impressions

I am honoured to be chairman of your company, BT.

I would like to take this opportunity to thank my predecessor, Sir Mike Rake, for his ten years of outstanding service to BT. I also want to thank the many people at BT who have made me feel so welcome.

BT is well positioned; we are leaders in fixed and mobile networks, in both our consumer and enterprise markets. We have four powerful brands, and we are financially robust. We have great people with wide ranging skills and a healthy culture.

That said, this is a complex business; we operate in some tough markets and we have significant challenges ahead. For instance, volume growth in many of our markets is slowing, and we face increasing competition in our consumer, business and wholesale operations.

Initial priorities

It is important to me that we secure investment in integrated networks, the digital infrastructure of the future, and maintain a relentless focus on improving the experience of our customers.

We need to continue to play our part to ensure the UK remains one of the world’s leading digital economies. This requires us to invest in new technologies and opportunities; in fibre-to-the-premises (FTTP), 5G, cyber security and the Internet of Things.

It is also vital to continue to invest in our people to make sure we have the right skills to take our company forward. In 2017/18, we hired almost 2,400 new engineers in Openreach, and more than 2,500 apprentices and graduates.

At BT we have always looked after our people. My future focus will be to ensure we have a culture that rewards innovation, teamwork, customer orientation, and bold decision making.

And I want to make sure we give customers exemplary service. We have made significant improvements in customer experience across the group, but we are still not where we need to be. This is not just about speed, coverage, or value for money; it is about giving customers the best possible experience when dealing with BT so that they become advocates for our company.

Notice of meeting 2018	BT Group plc	1

Chairman’s letter continued

I also believe an important part of my role will be to enhance the reputation of BT. In particular, it is critical that we build and maintain constructive and trusted relationships with government and the regulator.

Key achievements

Your company took a number of significant steps in 2017/18.

We announced a large-scale FTTP deployment, and achieved 90% geographic coverage with 4G. We obtained a good allocation of 3.4GHz spectrum as part of our overall planning for 5G.

We launched ultrafast broadband products with minimum speed guarantees, and we secured another three years of Premier League football at lower cost. We entered into a supply arrangement with Sky that ensures our TV customers will enjoy the best possible content.

We have increasing clarity on key aspects of regulation, with the completion of the wholesale local access market review, the decision by the regulator not to mandate a dark fibre product for the time being, and with the implementation of a new governance structure for Openreach.

After a detailed consultation process, and in agreement with our pension scheme members and their unions, we closed the defined benefit pension scheme to further accrual, whilst increasing the company’s contribution rates to our main defined contribution pension scheme. In May we also reached agreement with the pension trustee on the 2017 triennial valuation and recovery plan, giving us certainty over the contributions we need to make to support the fund for the next three years.

And we used technology to support communities and society. Under our 2020 ambitions, we work to promote digital inclusion and build skills for the next generation. This year we also helped to raise around £109m for good causes.

Capital allocation and the transformation ahead

Connectivity today sits at the centre of most people’s lives and has become critical to homes and businesses alike. Consumption of data and bandwidth continues to expand at ever increasing rates, and at the same time technology continues to evolve as we move from copper to fibre, from 4G to 5G and from analogue to digital.

As the UK’s incumbent provider we are determined to lead this transition from old to new technologies, but in order to do so our strategy will need to evolve to provide ever greater focus on our customers’ experiences, and on network investment, whilst transforming our operating model to become a lean and agile organisation.

We have a comprehensive transformation programme in place to improve our operational and financial performance in what remains a competitive market environment, and we are increasing our investment to drive convergence and sustain our network leadership. We are confident in our strategy and the benefits we expect from the decisive actions we are taking to strengthen our competitive position.

Given the current market and regulatory headwinds and our investment plans, the Board has decided to hold the dividend per share unchanged at 15.4 pence for this year. The Board also expects to hold the dividend unchanged in respect of the next two financial years, given our outlook for earnings and cash flow over this period.

2	BT Group plc	Notice of meeting 2018

The Board remains committed to our dividend policy, which is to maintain or grow the dividend each year, whilst reflecting a number of factors including underlying medium term earnings expectations and levels of business reinvestment.

Your Board and voting at the AGM

Your Board is responsible for our strategy and for overseeing performance. The Board has played an active role in the year’s major decisions. We had in depth discussions on the Digital Communications Review (DCR) settlement, an enhanced governance and delegation of authority framework, customer experience and live broadcast rights.

Sir Mike Rake provided me with support and guidance in my role as a non-executive director before I became chairman on 1 November 2017. Mike left a legacy of strong corporate governance and he had started to implement a number of important reforms I have been proud to continue and expand.

I would like to extend my thanks on behalf of the Board, to Karen Richardson and Tony Ball who retire from the Board at the conclusion of the AGM after six and nine years’ service respectively. Karen and Tony will not be seeking re-election at the AGM. I am very grateful to both Karen and Tony for their valued contribution over the years, to BT, to the Board and to the committees on which they have served. We wish them well for the future.

In accordance with the UK Corporate Governance Code, I, and all of the other directors of the company, will stand for re-election to the Board at the AGM. The biographies of the directors standing for re-election are on pages 4 to 6.

At this year’s AGM, we are proposing 19 resolutions. We provide details of these resolutions on pages 7 to 11 of this Notice and the Board recommends that you vote in favour of these.

If you are unable to attend the AGM to vote in person, and you want to vote on any of the resolutions, you can do this online or by post or you can appoint a proxy. You can find an audio version of this document at bt.com/annualreport together with our Annual Report & Form 20-F 2018 and other shareholder information.

Submitting a proxy form will ensure your vote is recorded but does not prevent you from attending and voting at the meeting itself if you would like to.

Looking to the future

I am delighted to be working with Gavin, and I know I have the support of a first-class board. I am also confident we have the right leadership team in place to take our business forward and meet the challenges we face in the years ahead.

The Board has full confidence in the transformation programme that we have put in place. We believe that successful execution of our evolved strategy will serve the long-term interests of all our stakeholders and will ensure that we play our part in keeping the UK a leading digital economy.

Above all, we are confident that it will allow us to build trust and confidence and drive sustainable growth in value for our shareholders.

Jan du Plessis

Chairman

9 May 2018

view this document online at: bt.com/annualreport

Notice of meeting 2018	BT Group plc	3

Board of Directors

Directors standing for re-election at the 2018 AGM

1	Jan du Plessis

Chairman

Appointed chairman in November 2017 and on the Board since June 2017. Age 64.

Skills and experience

Jan has significant experience on the boards of major UK public companies, having served as chairman and non-executive director of various FTSE100 companies across a range of sectors. Jan stepped down as chairman of Rio Tinto in March 2018 having served in that role since 2009. Until October 2016 he was chairman of SABMiller, a role he held since July 2015, having been with the company since 2014. He was also a director and senior independent director of Marks & Spencer from 2008 and 2012 respectively until March 2015.

Other appointments

None outside BT.

2	Gavin Patterson

Chief executive

Appointed chief executive in September 2013 and on the Board since June 2008. Age 50.

Skills and experience

Gavin has experience in sales, marketing, technology and operations. He was previously CEO of BT Retail and from 2004 to 2008 was managing director of BT Consumer (BT Retail). Before joining BT, Gavin was managing director of the consumer division of Telewest (now Virgin Media). Prior to that he spent nine years at Procter & Gamble, rising to become European marketing director.

Other appointments include

Non-executive director of British Airways and a member of the CBI President’s Committee.

4	BT Group plc	Notice of meeting 2018

Key to membership of Board committees

ARC	Audit & Risk	EAB	Equality of Access Board	NAG	Nominating & Governance	TC	Technology

CC	BT Compliance	EC	Executive	REM	Remuneration		Committee chair

PEN	BT Pensions	IPGC	Investigatory Powers	CSRB	Sustainable & Responsible Business
Governance

3	Simon Lowth

Chief financial officer

Appointed to the Board as chief financial officer in July 2016. Age 56.

Skills and experience

Simon has experience in finance, accounting, risk, corporate strategy and mergers and acquisitions. He was CFO and executive director of BG Group before the takeover by Royal Dutch Shell in February 2016. Simon was CFO and an executive director of AstraZeneca from 2007 to 2013, and an executive director of ScottishPower from 2003 to 2007, and was appointed finance director in 2005. Prior to that, Simon was a director of McKinsey & Company.

Other appointments

None outside BT.

4	Iain Conn

Independent non-executive director

Appointed to the Board in June 2014. Age 55.

Skills and experience

Iain has international experience, and an understanding of technology, energy and regulated consumer markets. Iain joined Centrica as chief executive in January 2015, having been with BP since 1986. From 2004 to 2014 Iain was executive director of BP and chief executive downstream from 2007 to 2014. Until May 2014, Iain was a non-executive director of Rolls-Royce for nine years, and senior independent director.

Other appointments include

Member of the CBI President’s Committee, chairman of the advisory board of the Imperial College Business School and member of the Imperial College Council.

5	Tim Höttges

Non-independent, non-executive director

Appointed to the Board in January 2016. Age 55.

Skills and experience

Tim has international telecoms experience having been CEO of Deutsche Telekom since January 2014, and with the company since 2000. From 2009 until his appointment as CEO, he was a member of the board of management responsible for finance and controlling. From 2006 to 2009 he was a member of the board of management responsible for the T-Home unit. In this position, he was in charge of the fixed-network and broadband business, as well as integrated sales and service in Germany.

Other appointments include

Chairman of T-Mobile US and a supervisory board member of FC Bayern München AG and of Henkel AG & Co. KGaA.

6	Isabel Hudson

Independent non-executive director

Appointed to the Board in November 2014. Age 58.

Skills and experience

Isabel has experience in the financial sector as well as pensions, risk, control, governance and international business. Isabel was previously a non-executive director of The Pensions Regulator, MGM Advantage, QBE Insurance, Standard Life and an executive director of Prudential Assurance Company in the UK.

Other appointments include

Non-executive chair of National House Building Council and senior independent director of RSA Insurance. Isabel is also an ambassador for the disability charity, SCOPE.

Notice of meeting 2018	BT Group plc	5

Board of Directors continued

7	Mike Inglis

Independent non-executive director

Appointed to the Board in September 2015. Age 58.

Skills and experience

Mike’s technology experience includes serving on the board of ARM Holdings from 2002 to 2013, with roles including chief commercial officer, executive vice president and general manager of the processor division and executive vice president of sales and marketing. Prior to joining ARM, Mike worked in management consultancy with AT Kearney and held a number of senior operational and marketing positions at Motorola. Mike was previously a director at Pace.

Other appointments include

Non-executive chairman of Ilika and a director of Advanced Micro Devices.

8	Nick Rose

Independent non-executive director

Appointed to the Board in January 2011 and senior independent director since March 2014. Age 60.

Skills and experience

Nick brings experience in finance, risk, control, governance and international business expertise. He was chief financial officer of Diageo prior to his retirement in December 2010, having joined the board in 1999.

Other appointments include

Chairman of Williams Grand Prix Holdings, senior independent director of BAE Systems and non-executive chairman of Loch Lomond Scotch Whisky.

9	Jasmine Whitbread

Independent non-executive director

Appointed to the Board in January 2011. Age 54.

Skills and experience

Jasmine has experience in transforming large complex organisations in the UK and internationally and brings an understanding of corporate social responsibility and sustainable business. She was previously chief executive of Save the Children International and has a background in technology marketing.

Other appointments include

Chief executive of London First and non-executive director of Standard Chartered.

6	BT Group plc	Notice of meeting 2018

Notice of meeting

The 2018 Annual General Meeting (AGM) of BT Group plc will be held at the Edinburgh International Conference Centre, The Exchange, 150 Morrison Street, Edinburgh EH3 8EE at 10:30am on Wednesday 11 July 2018 to consider the following:

Ordinary business

Resolutions 1 to 14 will be proposed as ordinary resolutions.

Resolution 1: Report and accounts

That the accounts and reports of the directors and the auditors for the year ended 31 March 2018 be received.

By law, the directors have to present these accounts and reports contained in the company’s Annual Report to the meeting.

Resolution 2: Annual remuneration report

That the annual remuneration report as set out on pages 156 to 172 of the Annual Report (bt.com/annualreport) for the year ended 31 March 2018 be received and approved.

This vote is advisory, in respect of the overall remuneration package, and the directors’ entitlements to remuneration are not conditional upon this resolution being passed.

The directors’ remuneration policy was approved by ordinary resolution by shareholders at the 2017 AGM.

Resolution 3: Final dividend

That the final dividend of 10.55p per share recommended by the directors be declared to be payable on 3 September 2018 to holders of ordinary shares registered at the close of business on 10 August 2018.

The final dividend declared cannot exceed the amount recommended by the directors.

Resolutions 4 to 12: Directors

The company’s articles of association require any director appointed by the Board to retire at the AGM following that appointment and stand for election. No directors were appointed by the Board during the year. In accordance with the UK Corporate Governance Code, all directors will stand for re-election, except Karen Richardson and Tony Ball who will both step down from the Board at the conclusion of the AGM.

We set out the biographies of the directors standing for re-election on pages 4 to 6.

Resolution 4

That Jan du Plessis be re-elected as a director.

Resolution 5

That Gavin Patterson be re-elected as a director.

Resolution 6

That Simon Lowth be re-elected as a director.

Resolution 7

That Iain Conn be re-elected as a director.

Resolution 8

That Tim Höttges be re-elected as a director.

Resolution 9

That Isabel Hudson be re-elected as a director.

Resolution 10

That Mike Inglis be re-elected as a director.

Notice of meeting 2018	BT Group plc	7

Notice of meeting continued

Resolution 11

That Nick Rose be re-elected as a director.

Resolution 12

That Jasmine Whitbread be re-elected as a director.

Resolution 13: Appointment of new auditors

That KPMG LLP be appointed as auditors of the company, to hold office until the conclusion of the next general meeting at which accounts are laid before the company.

At each general meeting at which the company’s accounts are presented to its members, the company is required to appoint auditors to serve until the next general meeting. In June 2017, BT announced that it had completed a formal tender process for external audit services, details of which can be found on page 148 of the Annual Report. On the recommendation of the Audit & Risk Committee, the Board proposes that KPMG LLP be appointed as the company’s new auditors.

PricewaterhouseCoopers LLP (PwC) who will stand down as the company’s auditors at the conclusion of the AGM, have provided the company with a statement of circumstances in connection with this. This is set out on page 13.

Resolution 14: Auditors’ remuneration

That the directors be authorised to decide the auditors’ remuneration.

This resolution follows standard practice.

Special business

The following resolution will be proposed as an ordinary resolution.

Resolution 15: Authority to allot shares

That:

(a)	the authority and power conferred on the directors in relation to the section 551 Amount by Article 71 of the company’s articles of association (Articles) be renewed until the end of the next Annual General Meeting (AGM) and for that period the section 551 Amount will be £164 million

(b)	the directors be authorised generally and without conditions under section 551 of the Companies Act 2006 (2006 Act) to allot shares and to grant rights to subscribe for or to convert any security into shares in the company up to a further nominal amount of £164 million in connection with a rights issue.

This authority expires at the end of the next AGM. The Board can make offers and enter into agreements which would, or might, need shares to be allotted and rights to be granted after that expiry.

These authorities replace and supersede the authorities sought and granted under section 551 of the 2006 Act at the last AGM.

The company’s Articles and paragraph (a) above give a general authority to the Board to allot new shares up to a nominal value of £164 million, which is equivalent to approximately 33% of the company’s issued share capital (excluding treasury shares) at the date of this Notice.

8	BT Group plc	Notice of meeting 2018

Paragraph (b) gives an authority to the directors to allot new shares only in connection with a rights issue up to a further face value of £164 million, which is equivalent to approximately 33% of the company’s issued share capital (excluding treasury shares) at the date of this Notice.

These authorities will expire at the end of the 2019 AGM. Please see the notes to Resolution 17 for more information on treasury shares.

The following three resolutions will be proposed as special resolutions.

Resolution 16: Authority to allot shares for cash

That subject to the passing of Resolution 15:

(a)	the authority and power conferred on the directors by Article 71 of the company’s Articles be renewed for the period referred to in Resolution 15 and for that period the section 561 Amount will be £24.8 million

(b)	the directors have power to allot equity securities (within the meaning of section 560(1) of the 2006 Act) entirely paid for in cash under the authority given by paragraph (b) of Resolution 15 in connection with a rights issue as if section 561(1) of the 2006 Act did not apply to such allotment. This power expires at the end of the next AGM but the company can make offers and enter into agreements which would, or might, need equity securities to be allotted after that expiry.

In this resolution, words defined in Resolution 15 have the same meaning, and references to an allotment of equity securities include a sale of treasury shares.

This resolution renews the powers given to the Board to allot equity securities without needing to offer these shares to existing shareholders first: for cash up to an amount representing approximately 5% of the issued share capital (excluding treasury shares) at the date of this Notice, approximately 496 million shares; and in connection with a rights issue.

There are no current plans to undertake a rights issue, or to allot shares except in connection with the company’s employee share plans.

Resolutions 15 and 16 ensure that the directors retain the flexibility to act in the best interests of shareholders, when opportunities occur, by allotting shares. Over a three-year rolling period, except in a rights issue or pre-emptive offer, this disapplication will not exceed 7.5% of the issued share capital (excluding treasury shares).

Resolution 17: Authority to purchase own shares

That the company has general and unconditional authority to make market purchases (as defined in section 693(4) of the Companies Act 2006) of shares of 5p each in the company, subject to the following conditions:

(a)	the maximum number of shares which may be purchased is 992 million shares

(b)	the minimum price (excluding expenses) which may be paid for each share is 5p

(c)	the maximum price (excluding expenses) which the company may pay for each share cannot be more than the higher of:

(i)	105% of the average market value of a share in the company for the five business days prior to the day the purchase is made

Notice of meeting 2018	BT Group plc	9

Notice of meeting continued

(ii)	the value of a share in the company calculated on the basis of the higher of the price quoted for: (a) the last independent trade of; or (b) the highest current independent bid for any number of shares in the company on the trading venues where the purchase is carried out

(d)	this authority expires at the end of the next AGM, except in relation to the purchase of shares, the contract for which was concluded before the expiry of this authority and which might be executed wholly or partly after that expiry.

This resolution renews the company’s general authority to buy its own shares on similar terms to previous years’ authorities. It would be limited to 992 million ordinary shares, representing 10% of the issued share capital (excluding treasury shares) at the date of this Notice. The directors would exercise this authority only after considering the effects on earnings per share and the benefits for shareholders generally. The purchase of shares by the company under this authority would be a purchase in the market.

Use of this authority should not be confused with any share dealing facilities that may be offered to shareholders by the company.

Shares purchased by the company out of distributable profits could be held as treasury shares, which could then be cancelled, sold for cash or used to meet the company’s obligations under its employee share plans.

During 2017/18, 43 million shares were purchased (0.43% of the share capital) for a consideration of £125 million at an average price of £2.88 per share, under this authority.

As at 4 May 2018, 4.9 million treasury shares had been transferred to meet the company’s obligations under its employee share plans and at that date, the company held 46.2 million treasury shares, which is equal to approximately 2.1% of the issued share capital (excluding treasury shares) at that date.

The company’s current intention is to hold any shares purchased under this authority as treasury shares but it retains the flexibility to cancel them or sell them for cash if it considers this to be in the best interests of the company. The authority will expire at the end of the 2019 AGM although the directors intend to seek renewal of this power at each AGM.

As at 4 May 2018, there were options outstanding over 175 million shares (all of which were in respect of options granted under the savings-related share option plans), representing 1.8% of the company’s issued share capital (excluding treasury shares). If the authority given by this resolution were to be fully used, these options would represent 1.97% of the company’s issued share capital (excluding treasury shares). There are no warrants outstanding.

Resolution 18: Authority to call a general meeting on 14 days’ notice

That the company may call a general meeting (but not an AGM) on at least 14 clear days’ notice.

The Companies Act 2006 requires that general meetings are held on 21 days’ notice unless shareholders have approved a shorter notice period. This resolution means we would give you two weeks’ or more notice of a general meeting. It will be effective until our next AGM, when we may propose a similar resolution. We expect that the authority would be used only in exceptional circumstances.

10	BT Group plc	Notice of meeting 2018

The following resolution will be proposed as an ordinary resolution.

Resolution 19: Authority for political donations

That British Telecommunications plc, a wholly-owned subsidiary of the company, be authorised to make political donations to political:

(a)	parties and/or independent election candidates not exceeding £75,000 in total

(b)	organisations other than political parties not exceeding £25,000 in total during the period beginning with the date of the 2018 AGM and ending at the end of the day on which the 2019 AGM is held.

The terms ‘political donation’, ‘political parties’, ‘independent election candidates’ and ‘political organisation’ have the meanings given by sections 363 to 365 of the Companies Act 2006 (2006 Act).

Our policy is that no company in the group will make contributions in cash or kind to any political party, whether by gift or loan. However, the definition of political donations used in the 2006 Act is very much broader than the sense in which these words are ordinarily used. It could cover things like making members of parliament and others in the political world aware of key industry issues and matters affecting the company, enhancing their understanding of BT.

The authority we are requesting in this resolution is not intended to change this policy, but will ensure that the group continues to act within the provisions of the 2006 Act requiring companies to obtain shareholder authority before they can make donations to EU political parties and/or political organisations as defined in the 2006 Act.

During 2017/18, the company’s wholly owned subsidiary, British Telecommunications plc, paid the costs of attending corporate days at (i) the Conservative party conference; (ii) the Labour party conference; and (iii) the Scottish National Party conference. These costs totalled £3,829 (2016/17: £6,870). No company in the BT group made any loans to any political party.

Important notes

The following notes explain your general rights as a shareholder and your right to attend and vote at the 2018 AGM or to appoint someone else to vote on your behalf.

Register of members and proxies

Only shareholders on the BT Group Register of Members at 6:30pm on 9 July 2018 are entitled to attend, speak and vote at the AGM, or, if the meeting is adjourned, 6:30pm two days prior to the time fixed for the adjourned meeting.

If you are unable to attend and vote, you can appoint another person as your proxy to exercise all or any of your rights to attend, speak and vote at the meeting. You may appoint more than one proxy in relation to the meeting, provided you appoint each proxy to exercise the rights attached to a different share or shares held by you. A proxy need not be a shareholder of the company. On a poll, the number of shares you hold as a shareholder at 6:30pm on 9 July 2018 will decide the number of votes that you may cast. Changes after that time will not be taken into account.

An AGM admission card/proxy card accompanies this Notice of meeting.

Notice of meeting 2018	BT Group plc	11

Notice of meeting continued

Nominated persons

Unless you are a shareholder, you do not have a right to appoint any proxies under the procedures set out above, or referred to under the heading ‘AGM information’ on page 14.

You may nevertheless have a right under an agreement between you and a shareholder of the company (Relevant Shareholder) who has nominated you to have information rights, to be appointed, or to have someone else appointed, as a proxy for the meeting; or to give instructions to the Relevant Shareholder on the exercise of voting rights.

If you are uncertain about your rights or about your investment you should contact the person or organisation that administers that investment.

Shareholders’ rights

Shareholders at the AGM have the right to ask questions relating to its business. The chairman need not answer if, for example, it would involve disclosing confidential information or it would not be in the company’s interests or would disrupt the good order of the AGM.

If enough shareholders act together to make requests under sections 527 and 528 of the 2006 Act, the company may have to publish on its website a statement setting out any matter relating to the audit of its accounts or any circumstance connected with its auditors ceasing to hold office.

The company cannot make shareholders requesting this pay its expenses in complying with these sections. It has to forward the statement to its auditors before it publishes the statement. The business which may be dealt with at the AGM includes any such statement.

Shareholders meeting the threshold and time limit set out in sections 338 and 338A of the 2006 Act can make the company give its members notice of a resolution and/or include in the business to be dealt with at the AGM any matter which may be properly included in that business.

Shares

The total number of issued and fully paid ordinary shares of 5p each at 4 May 2018, the latest practicable (business) date before the publication of this document, was 9,968,127,681, carrying one vote each.

The total number of voting rights in the company at that date was 9,921,902,900 (excluding treasury shares).

Documents

Copies of all service contracts and letters of appointment between the directors and the company are available for inspection during business hours at our registered office on any weekday (but not on public holidays) and will also be available for inspection at the AGM venue from 9:30am on the day of the meeting until the end of the meeting.

Recommendation

Your directors believe that the proposals set out in Resolutions 1 to 19 are in the best interests of shareholders as a whole and unanimously recommend that you vote in favour of all these resolutions. They intend to do so in respect of their own beneficial holdings.

By order of the Board

Dan Fitz

Company Secretary

81 Newgate Street

London EC1A 7AJ

9 May 2018

12	BT Group plc	Notice of meeting 2018

The Directors

BT Group plc

81 Newgate Street

London

EC1A 7AJ

9 May 2018

Dear Sirs

Statement of Reasons connected with ceasing to hold office as Auditors

In accordance with Section 519 of the Companies Act 2006 (the “Act”), we set out below the reasons connected with PricewaterhouseCoopers LLP, registered auditor number C001004062, ceasing to hold office as auditors of BT Group plc, registered no: 4190816 (the “Company”) effective from 11 July 2018.

The reason we are ceasing to hold office is that the Company undertook a competitive tender process for the position of statutory auditor and we did not participate.

Yours faithfully

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP, 1 Embankment Place, London, WC2N 6RH

T: +44 (0) 2075 835 000, F: +44 (0) 2072 124 652, www.pwc.co.uk

PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525. The registered office of

PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers LLP is authorised and regulated by the Financial Conduct Authority for designated investment business.

Notice of meeting 2018	BT Group plc	13

AGM information

Time and place of meeting

10:30am

on Wednesday

11 July 2018

at the

Edinburgh International

Conference Centre

The Exchange, 150 Morrison

Street, Edinburgh EH3 8EE

Programme

9:30am

Doors open to shareholders

10:30am

Meeting begins

12:30pm approx

Meeting ends

You can find further information about the venue at: eicc.co.uk

Who may attend?

If you’re on the BT Group Register of Members at 6:30pm on 9 July 2018, you are entitled to attend, speak and vote at the AGM.

All joint shareholders can attend and speak at the meeting. If more than one joint holder votes, only the vote of the first shareholder listed on the Register of Members will be counted.

Can I bring a guest?

We may, at our discretion, admit guests who are accompanying shareholders. We’ll admit anyone accompanying a shareholder who is in a wheelchair, or is otherwise in need of assistance.

I’m unable to attend – what can I do?

If you’re not going to be at the meeting, you can appoint another person (a proxy) to attend the meeting, speak, and/or vote on your behalf.

This can be done online at shareview.co.uk or by post. The proxy appointment must be received by Equiniti, our Registrars, by 10:30am on Monday 9 July 2018. The number of shares you hold at the above register deadline will decide how many votes you or your proxy/ies will have on a poll. You can find more information about appointing a proxy in the notes on the enclosed AGM admission card/proxy card.

When do I have to appoint a proxy or vote by?

Equiniti, our Registrars, must receive your online or postal proxy appointment and voting instructions by 10:30am on Monday 9 July 2018.

What do I need to bring to the AGM?

Please bring your AGM admission card/proxy card or email notification with you to help with identification, and keep it until the end of the meeting to vote. You may also find it helpful to bring this document with you, to refer to it during the meeting.

14	BT Group plc	Notice of meeting 2018

What do I need to do if I want to ask a question?

The chairman will answer questions on any of the resolutions. If you wish to ask a question, please go to a Question Registration Point. To be fair to other shareholders who want to ask a question, we ask you not to register more than one question.

We won’t register a question unless it is relevant to the business of the meeting. If you have a question on an individual customer service issue, we’ll direct you to the Customer Help Desk. The chairman cannot deal with individual service issues.

Will there be refreshments?

Yes. We’ll have light refreshments available before and after the meeting.

What facilities do you have for shareholders with disabilities?

The venue is wheelchair accessible and we’ll have the following facilities:

–	sound amplification;
–	induction loop; and
–	sign language interpretation.

How do I vote at the meeting?

Voting on all matters except procedural issues will be on a poll.

At the end of the meeting, we’ll ask you to vote on all the resolutions by placing a cross in one of the boxes alongside each resolution on your AGM admission card/proxy card and then putting the card in a voting box as you leave the auditorium.

The results of the polls will be announced by way of a stock exchange announcement and published on the company’s website as soon as reasonably practicable following the conclusion of the meeting.

Security

For security reasons and to speed up admission, please don’t bring suitcases, large bags, cameras, laptops or tape recorders to the meeting. If you do, we may ask you to deposit them in a secure property store for collection after the meeting. We’ll allow tablet devices.

No one attending the meeting may hand out leaflets or pamphlets in the venue.

Mobile devices

Please ensure that you switch off mobile devices during the meeting.

Shareholder Helpline

If you have any queries about the meeting, please call our Shareholder Helpline on:

Freefone

0808 100 4141

(+44 121 415 7178*) or on

Textphone

0800 169 6907

(+44 121 415 7028*)

*Calls from outside the UK

Lines are open 8:30am to 5:30pm UK time, Monday to Friday, excluding public holidays in England and Wales.

Notice of meeting 2018	BT Group plc	15

AGM information continued

Useful links

Together with this Notice of meeting 2018, you’ll find the Annual Report 2018, which contains other information required by section 311A of the Companies Act 2006, on our website at bt.com/annualreport

You can request a printed copy of the Annual Report 2018 (and be registered to receive printed copies in future years), free of charge, by getting in touch with our Registrars, Equiniti, via the Shareholder Helpline or by post. Contact information can be found overleaf. You may also find the following links useful:

Data Protection Notice

The Company (references to ‘Company’ means BT Group plc and British Telecommunications plc) collects and processes information provided by you, or on your behalf, which relates to you as an individual shareholder or as a participant in any shareholder scheme or plan.

This information (which is your personal data) includes your name and contact details, the votes you cast and the Reference Number attributed to you by the Company. The Company may process your personal data for the purposes of compiling and updating the Company records, fulfiling its legal obligations, processing the shareholder rights you exercise, and contacting you with shareholder information and related communications (‘the Purposes’). The Company may engage a third party to do this (for example our Registrars, Equiniti) who may process your personal data on the Company’s behalf to carry out the Purposes.

For further details about how the Company processes your personal data, including your rights over how it is used, please read the privacy policy, which can be found here: BT.COM/PRIVACYPOLICY

Sign up as an e-shareholder bt.com/signup

Delivering our purpose bt.com/deliveringourpurpose
Information for individual shareholders btplc.com/sharesandperformance/shareholders News and media btplc.com/news
About BT btplc.com/thegroup

16	BT Group plc	Notice of meeting 2018

The AGM will be held at the Edinburgh International Conference Centre, The Exchange, 150 Morrison Street, Edinburgh EH3 8EE. A map of the area is below and further AGM information can be found on pages 14 to 16.

How to get there:

By Bus

Edinburgh’s main bus terminal is located at St Andrews Square.

By Train

Edinburgh has two railway stations:

Waverley Station, which is 1.3 miles from the EICC, is the city’s main railway station.

Haymarket Station, which is just 0.4 miles from the EICC, is a stop for many commuter and some UK train routes. Please ensure that you check with your rail network provider to find out if your train will stop at Haymarket or Waverley.

By Tram

Edinburgh Trams run between the Airport and York Place every 8-10 minutes Monday to Saturday and every 12-15 minutes on a Sunday. The closest tram stop to the EICC is at Haymarket Station.

Walk to the EICC from Haymarket Station

When exiting Haymarket Station head right (east), towards the pedestrian crossing. Walk straight up Morrison Street for a few minutes and you will find the EICC on the left hand side.

From Edinburgh Airport by Bus

The Airlink 100 operates a frequent bus service (every 10 minutes at peak times) between Edinburgh Airport and the city centre, with designated stops en route.

Contact information

Telephone

Shareholder helpline – for general enquiries call:

Freefone

0808 100 4141

(+44 121 415 7178*)

Textphone

0800 169 6907

(+44 121 415 7028*)

*Calls from outside the UK

Email

You can find information on how to manage your shareholdings at help.shareview.co.uk

If your question is not answered by the information provided, you can send your enquiry via secure mail from these pages.

You may not use any electronic address provided either in this Notice of meeting or any related documents (including the form of proxy) to communicate with the company for any purposes other than those expressly stated.

Post

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, United Kingdom (please include a daytime telephone number)

BT Group plc

Registered office: 81 Newgate Street, London EC1A 7AJ

Registered in England and Wales No. 4190816

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